THE 4LESS GROUP, INC.

April 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

ATTN: Jennifer Lopez & Erin Jaskot

RE:	The 4Less Group, Inc. Preliminary Information Statement on Schedule 14C Filed April 20, 2020 File No. 000-55089

Ms. Lopez and Ms. Jaskot:

On behalf of our Company, The 4Less Group, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), a revised Preliminary Information Statement on Schedule 14C (“Pre14c”) relating to the decrease in authorized Common Stock from 20,000,000,000 to 1,000,000,000.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated April 27, 2020 regarding your review of the first Pre14c, which was filed with the Commission on April 20, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in the revised Pre14c.

Preliminary Information Statement on Schedule 14C

General

Your disclosure suggests that this information statement relates to an amendment to your governing documents to decrease the company’s authorized share capital to 1,000,000,000 shares. However, your most recently filed governing documents indicate that you only have 350,000,000 shares currently authorized. Please revise to clarify whether your amendment increases or decreases the authorized share capital and ensure consistency with your governing documents. To the extent you are decreasing your authorized common stock, please tell us how this enables you to raise funds for purposes such as equity financings, and to issue shares upon the exercise of convertible securities, as you disclose on page 5. As a related matter, we were unable to locate Exhibit A with the text of the amendment. Please include such exhibit in your amended filing.

THE 4LESS GROUP, INC.

The Company erroneously failed to file the proper governing documents via a Current Report of Form 8-k upon the successful filing of such governing documents with the State of Nevada on February 22, 2019 and pursuant to a Definitive Information Statement on Schedule 14C filed with the SEC on February 2, 2019. These governing documents evidenced i) a change in the name of the Company to The 4 Less Group, Inc., ii) an increase in the authorized common stock of the Company to 20,000,000,000, and iii) a reverse stock split in the ratio of 6000:1. Upon notification that such filing was deficient, as provided by the Comment Letter to which this is a response, the Company filed a Current Report on Form 8-k dated April 29, 2020 to explain and remedy that error. Therefore, the Pre14c addressed by the Comment Response, as initially filed on April 20, 2020 is for a decrease in the authorized Common Stock of the Company.

Further, we have revised the Pre14c to amend the reason for such Decrease in Authorized Common Stock, as the indicated reasons were erroneously included. Finally, Exhibit A has been included within the revised Pre14c.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Timothy Armes

Timothy Armes, CEO

The 4 Less Group, Inc.

cc:   Mallory Meredith, Esq.